Exhibit 99.3

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REVISED FORM OF PROXY FOR

THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

TO BE HELD ON WEDNESDAY, 25 MARCH 2020

Number of shares to which this revised form of proxy relates[1]

Type of shares (A Shares or H Shares) to which this revised form of proxy relates[1]

I/We2

of

(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “ Company ”) hereby appoint the Chairman of the EGM (as defined below) or [3]

of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the first extraordinary general meeting of 2020 of the Company to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. and at any adjournment thereof (the “EGM”) as hereunder indicated in respect of the resolutions set out in the revised notice of EGM dated 10 March 2020 (the “Revised Notice”), and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS

1	To consider and approve the election of the following persons nominated as directors of the Company:		Cumulative Voting[4] (Please insert the number of votes)

	(1)	Mr. Dai Houliang as director of the Company;

	(2)	Mr. Lv Bo as director of the Company;

	(3)	Mr. Li Fanrong as director of the Company.

Date: 2020	Signature(s)[5]:

Notes:

1.

Please insert the number of shares registered in your name(s) to which this revised form of proxy relates. If no number is inserted, this revised form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this revised form of proxy relates.

2.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
3.

If any proxy other than the Chairman of the EGM is preferred, please delete the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS REVISED FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

4.

Attention: In respect of the resolutions 1(1) to (3), the method of cumulative voting will be adopted for the resolutions and the calculation of voting results. When you fill in the blanks entitled “Cumulative Voting”, please fill them in in accordance with the following instructions:

(i)

In relation to the resolutions 1(1) to (3), for every share held by you, you will have the same number of voting rights which equals to the number of directors of the Company to be elected in each resolution. For instance, if you are holding 1 million shares and 3 directors of the Company will be elected at the EGM, the aggregate number of votes which you will have will be 3 million (i.e. 1 million shares x 3 = 3 million voting shares) for the resolutions 1(1) to (3).

(ii)

No ballot will be cast “For”, “Against” or “Abstain” in cumulative voting. You are requested to fill in the corresponding number of votes in the “cumulative voting” column against the name of each candidate. The lowest votes will be nil and the highest will be the maximum number of votes under each resolution, and does not need to be the integral multiples of the number of shares held by you. If you mark “✓” in the blank against the name of each candidate, you will be deemed to cast your total number of vote equally amongst the corresponding candidates.

(iii)

Please note that you may either cast all your votes to one of the proposed candidates, or cast them equally or differently to more than one of the proposed candidates. For example, if you are holding 1 million shares, the aggregate number of votes you have regarding the resolutions 1(1) to (3) is 3 million. You may choose to cast every 1 million votes out of the total 3 million votes equally among the 3 candidates or to cast all your votes (3 million) on one candidate; or to cast 0.5 million votes on candidate A, cast 1.5 million votes on candidate B, and cast 1 million votes on candidate C, etc.

(iv)	The total number of your votes cast on the candidates shall not exceed the aggregate number of votes to which you are entitled.

(v)

Please note that if the total votes cast by you on the candidates exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; if the total votes cast by you for the candidates are less than or equal to the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the total number of your votes which may be cast on the resolutions 1(1) to (3) is 3 million: (i) if you fill in the “cumulative voting” space under a particular candidate director of the Company with “3 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate directors of the Company. In this case, should you fill in the blanks under the relevant resolutions of the other candidate directors of the Company with any number of shares (other than 0), all your votes on the resolutions 1(1) to (3) will be invalid; or (ii) if you fill in the “cumulative voting” space under candidate A with “0.5 million shares”, under candidate B with “0.5 million shares” and under candidate C with “1 million shares” only, the 2 million votes cast by you are valid and the remaining 1 million votes will be regarded as abstain votes.

(vi)

Where the votes cast for a particular candidate for director of the Company are more than half of the total number of shares held by all Shareholders attending (before cumulation), such candidate shall be elected as the director of the Company.

5.

This revised form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this revised form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

6.

Where there are joint holders of any shares, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the EGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shall alone be entitled to vote in respect thereof.

7.

To be valid, for holders of A Shares, this revised form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

8.

IMPORTANT: This revised form of proxy shall supersede the form of proxy (the “First Form of Proxy”) enclosed with the notice of the Company dated 7 February 2020 in relation to the EGM. Those shareholders who had lodged the First Form of Proxy with the Company for holders of A shares or with Hong Kong Registrars Limited for holders of H shares should note that the First Form of Proxy is no longer applicable to the EGM. Shareholders who intend to appoint a proxy to attend and vote on the EGM are required to complete and return this revised form of proxy in accordance with the instructions printed thereon.